UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

Primedia Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74157K101

(CUSIP Number)

August 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74157K101

1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
Marathon Asset Management Limited  (95-4328983) a United Kingdom corporation and M.A.M. Investments Ltd., a Jersey corporation, who disaffirm the existence of any group and who are sometimes collectively referred to as the “Reporting Persons.”

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom / Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,820,082

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,560,371

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,560,371

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) IA, HC

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marathon Asset Management Limited (95-4328983)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,820,082

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,560,371

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,560,371

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) M.A.M. Investments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 9,820,082

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 15,560,371

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,560,371

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.0%

12.	Type of Reporting Person (See Instructions) HC

Item 1.
	(a)	Name of Issuer Primedia Inc.
	(b)	Address of Issuer’s Principal Executive Offices 745 Fifth Avenue New York, NY 10151

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship

This statement is being filed by Marathon Asset Management Limited, a United Kingdom corporation (“Marathon”) and by M.A.M. Investments Ltd., a Jersey corporation, whose principal executive offices are located at Orion House, 5 Upper St. Martin’s Lane, London, WC2H  9EA, United Kingdom.  Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.

This Schedule 13G is being filed by Marathon Asset Management Limited ("Marathon"), an investment adviser registered under the Investment Advisers Act of 1940.  Marathon is an investment advisor, and all of the subject securities have been purchased by Marathon in the ordinary course of its respective businesses as an investment advisor and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act.  One or more of Marathon's advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Marathon has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares.  None of Marathon's clients has an interest relating to more than five percent of the class to which this Schedule 13G applies.

M.A.M. Investments Ltd. is the majority shareholder in Marathon.  Because Marathon is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between Marathon and M.A.M. Investments Ltd. to act together with respect to the issuer or its securities.

	(d)	Title of Class of Securities Common
	(e)	CUSIP Number 74157K101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☒	Group, in accordance with §240.13d-1(b)(1)(ii)(J).*

* This statement is being filed jointly by the Reporting Persons, although each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 15,560,371 shares
(b) Percent of class: 6.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 0
(ii) Shared power to vote or to direct the vote 9,829,082
(iii) Sole power to dispose or to direct the disposition of 0
(iv) Shared power to dispose or to direct the disposition of 15,560,371

This Schedule 13G assumes the Company had issued and outstanding 259,615,000 shares as of September 30, 2003.  M.A.M. Investments Ltd., as the majority shareholder of Marathon, shares with Marathon the investment and dispositive power as to all of the shares beneficially owned by Marathon.  Marathon otherwise has sole investment and dispositive power with respect thereto, except that generally each client of Marathon has the unilateral right to terminate the advisory agreement with Marathon on no more than 90 days notice.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
The subject shares are all owned by clients of Marathon. No such person’s interest in the securities included in this report exceeds 5% of the class outstanding.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group

This statement is being filed by Marathon Asset Management Limited, a United Kingdom corporation (“Marathon”) and by M.A.M. Investments Ltd., a Jersey corporation, whose principal executive offices are located at Orion House, 5 Upper St. Martin’s Lane, London, WC2H  9EA, United Kingdom.  Although this statement is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise.

This Schedule 13G is being filed by Marathon Asset Management Limited ("Marathon"), an investment adviser registered under the Investment Advisers Act of 1940. Marathon is an investment advisor, and all of the subject securities have been purchased by Marathon in the ordinary course of its respective businesses as an investment advisor and not with the purpose of effecting change or influencing the control of the issuer or in connection with or as a participant in any transaction having such purpose or effect, including any transaction subject to Rule 13d-3(b) under the Exchange Act.  One or more of Marathon's advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Marathon has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares.  None of Marathon's clients has an interest relating to more than five percent of the class to which this Schedule 13G applies.

M.A.M. Investments Ltd. is the majority shareholder in Marathon.  Because Marathon is obligated to act in the best interests of its respective clients and in accordance with the respective mandates of those clients, there is no agreement between Marathon and M.A.M. Investments Ltd. to act together with respect to the issuer or its securities.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2004	MARATHON ASSET MANAGEMENT LIMITED

	By:	/s/ Simon Davies
	Name:	Simon Davies
	Title:	Head of Compliance

M.A.M. INVESTMENTS LTD.

	By:	/s/ William Arah
	Name:	William Arah
	Title:	Director

EXHIBIT A

PRIMEDIA INC.

COMMON STOCK

74157K101

We hereby agree that the within Statement on Schedule 13G regarding our beneficial ownership of Common Stock is filed on behalf of each of us.

Dated: January 30, 2004	MARATHON ASSET MANAGEMENT LIMITED

	By:	/s/ Simon Davies
	Name:	Simon Davies
	Title:	Head of Compliance

M.A.M. INVESTMENTS LTD.

	By:	/s/ William Arah
	Name:	William Arah
	Title:	Director

EXHIBIT B

PRIMEDIA INC.

COMMON STOCK

7415K101

Although we hereby disaffirm the existence of a group as set forth under Rule 13d-5 under the Securities Exchange Act of 1934, as amended, this statement is being made on behalf of Marathon Asset Management Limited and M.A.M. Investments Ltd.

Dated: January 30, 2004	MARATHON ASSET MANAGEMENT LIMITED

	By:	/s/ Simon Davies
	Name:	Simon Davies
	Title:	Head of Compliance

M.A.M. INVESTMENTS LTD.

	By:	/s/ William Arah
	Name:	William Arah
	Title:	Director